Exhibit 99.1

WeRide Inc. to Hold Annual General Meeting on June 26, 2026

NEW YORK, May 8, 2026 (GLOBE NEWSWIRE) – WeRide Inc. (“WeRide” or the “Company”) (Nasdaq: WRD; HKEx: 0800), a global leader in autonomous driving technology, today announced that it will hold an annual general meeting of the Company’s shareholders (the “AGM”) at 10:00 a.m., Beijing time, on Friday, June 26, 2026 at 16/F, Tower A, KWG Flourishing Biotech Square, 68 Luoxuan Boulevard, Guangzhou International Biotech Island, Huangpu District, Guangzhou, Guangdong Province, PRC, for the purposes of considering and, if thought fit, passing each of the Proposed Resolutions as defined and set forth in the notice of the AGM (the “AGM Notice”). The AGM Notice and the form of proxy for the AGM are available on the Company’s website at www.weride.ai. The board of directors of the Company fully supports the Proposed Resolutions and recommends that shareholders and holders of the Company’s American depositary shares (“ADSs”) vote in favor of the Proposed Resolutions.

Holders of record of the Company’s ordinary shares as of the close of business on Friday, May 22, 2026, Hong Kong time, are entitled to receive notice of, and to attend and vote at, the AGM or any adjournment or postponement thereof. Holders of record of ADSs as of the close of business on Friday, May 22, 2026, New York time, who wish to exercise their voting rights for the underlying Class A ordinary shares must give voting instructions directly to Deutsche Bank Trust Company Americas, the depositary of the ADSs.

The Company has filed its annual report on Form 20-F, including its audited financial statements, for the fiscal year ended December 31, 2025, with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s annual report on Form 20-F can be accessed on the Company’s website at www.weride.ai and on the SEC’s website at http://www.sec.gov.

About WeRide

WeRide is a global leader and a first mover in the autonomous driving industry, as well as the first publicly traded robotaxi company. Our autonomous vehicles have been tested or operated in over 40 cities across 12 countries. We are also the first and only technology company whose products have received autonomous driving permits in eight markets: China, the UAE, Singapore, France, Switzerland, Saudi Arabia, Belgium, and the US. Empowered by the smart, versatile, cost-effective, and highly adaptable WeRide One platform, WeRide provides autonomous driving products and services from L2 to L4, addressing transportation needs in the mobility, logistics, and sanitation industries. WeRide was named to Fortune’s 2025 Change the World and 2025 Future 50 lists. For more information, please visit www.weride.ai.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about WeRide’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in WeRide’s filings with the SEC. All information provided in this press release is as of the date of this press release. WeRide does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact

ir@weride.ai